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                                                                    News Release

                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE

                       MEDQUIST REPORTS FINANCIAL RESULTS
                      FOR FOURTH QUARTER AND FULL-YEAR 2001

         MARLTON, NJ February 5, 2002 - MedQuist Inc. reported revenue of $109.5 million for the three months ended December 31, 2001. Proforma EBITDA for the fourth quarter of 2001 was $25.0 million, or 22.9% of revenue, which represents a 25.3% increase versus the fourth quarter of 2000. Proforma net income was $11.2 million, or $0.30 per share on a diluted basis. Proforma results exclude a $1.5 million pretax restructuring charge for costs of closing redundant offices.

         For the twelve-month period ended December 31, 2001, MedQuist generated $405.3 million in revenue. Proforma EBITDA for the twelve-month period ended December 31, 2001, was $93.1 million or 23.0% of revenue. Proforma net income was $43.3 million, or $1.15 per share on a diluted basis. Proforma results exclude approximately $1.5 million of pretax restructuring charges, pretax income of $600,000 related to the reversal of restructuring reserves established in 1997 and 1998 and $3.0 million of pretax income related to a favorable legal settlement.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the fourth quarter of 2001 in spite of increased expenses related to development of our digital platform, which was accelerated by our April acquisition of Speech Machines. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical information management services."

         During 2001, MedQuist completed five strategic acquisitions that expanded the depth and breadth of its medical document management service offering. On November 14, 2001, MedQuist completed its acquisition of Lernout & Hauspie Medical Solutions Holdings, Inc., the third largest medical transcription company in the United States. Consideration for this stock transaction was approximately $25 million cash. In July 2001, MedQuist acquired Your Office Genie, the largest private medical transcription company in the U.S. In April 2001, MedQuist acquired Speech Machines, an application service provider (ASP) of dictation recording, routing, editing and workflow management for the medical transcription industry. In March 2001, MedQuist acquired Coding Concepts, a leading regional provider of reimbursement coding services located in the Detroit metropolitan area. In February 2001, MedQuist acquired Digital Voice, Inc. (DVI), one of the nation's largest providers of digital dictation equipment for the health care industry.

         MedQuist is the largest electronic medical transcription service company in the United States.

Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2000 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc., 856-810-8000 x-4418

                                  Tables Follow
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                                  MedQuist Inc.
                              Financial Highlights
                                   (unaudited)
                       In thousands, except per share data


                                                                                 Three Months Ended December 31,
                                                                                  2001(2)                   2000
                                                                                 ---------                 --------
Revenue                                                                           $109,535                 $90,000
EBITDA (1)                                                                          25,034                  19,986
Income before income taxes                                                          18,166                  15,323
Net Income                                                                          11,173                   9,353

Income per common share
         Basic                                                                       $0.30                   $0.25
         Diluted                                                                     $0.30                   $0.25

Weighted average shares outstanding
         Basic                                                                      36,885                  36,730
         Diluted                                                                    37,776                  37,243


                                                                                  Twelve Months Ended December 31,
                                                                                  --------------------------------
                                                                                  2001 (3)                   2000
                                                                                  --------                  -----
(4)

Revenue                                                                           $405,308                  $364,149
EBITDA (1)                                                                          93,088                    87,255
Income before income taxes                                                          70,443                    69,070
Net Income                                                                          43,324                    41,600

Income per common share
         Basic                                                                       $1.18                     $1.15
         Diluted                                                                     $1.15                     $1.12

Weighted average shares outstanding
         Basic                                                                      36,842                    36,154
         Diluted                                                                    37,718                    37,169

(1) Earnings before interest, taxes, depreciation and amortization.
(2) Excludes approximately $1,468 of pretax restructuring charges.
(3) Excludes approximately $1,468 of pretax restructuring charges, $600 of pretax income related to the reversal of the restructuring reserves established in 1997 and 1998 and approximately $3,000 of pretax income related to a favorable legal settlement.
(4) Excludes approximately $6,255 of pretax expense related to costs associated with the Philips tender offer, $1,013 of pretax income related to the adjustment of the restructuring reserves established in 1997 and 1998, and approximately $3,672 of pretax income from the sale of an investment.